Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)	Fiscal Year Ended December 31,
	2016	2015	2014	2013	2012
Net Income (loss)	$49,868	$41,469	$62,856	$61,690	$34,757
Income Tax Expense (benefit)	(2,250)	(8,723)	8,338	1,019	(5,856)
Fixed Charges	$10,126	$6,068	$1,680	$6,940	$6,088

Earnings	$57,744	$38,814	$72,874	$69,649	$34,989

Interest Costs	$8,905	$4,913	$822	$6,169	$5,393
Operating Lease Expense	3,700	3,500	2,600	2,335	2,105
Portion of rental expense representative of the interest factor (a)	1,221	1,155	858	771	695

Total Fixed Charges	$10,126	$6,068	$1,680	$6,940	$6,088

Ratio of Earnings to Fixed Charges	5.7	6.4	43.4	10.0	5.7

(a)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.